Filed pursuant to Rule 253(g)(2)

File No.  024-10732

CF FUND II, LLC

Supplement No. 1

to the Offering Circular

qualified March 28, 2018

Dated: April 24, 2018

This Supplement No. 1 to the Offering Circular originally qualified March 28, 2018 (“Supplement”) supplements the offering circular of CF FUND II, LLC (“CF FUND”), dated March 22, 2018 (the “Offering Circular”). This Supplement should be read in conjunction with the Offering Circular (including the disclosures incorporated by reference therein). Unless otherwise defined in this Supplement, capitalized terms used in herein shall have the same meanings as set forth in the Offering Circular, including the disclosures incorporated by reference therein.

The Notes covered by the Offering Circular may only be offered and sold to investors residing in New Jersey or Pennsylvania. To comply with registration requirements in Pennsylvania and New Jersey, the date of the Offering Circular was changed to March 28, 2018 (the same date as qualification by the Commission). The Offering Circular dated March 28, 2018 is the same as the Offering Circular dated March 22, 2018 qualified by the Securities and Exchange Commission (“Commission”). Accordingly, prospective investors should note that this Supplement also supplements and updates the Offering Circular dated March 28, 2018 in the same manner as the Offering Circular dated March 22, 2018, which are identical but for the date.

The purpose of this Supplement is to clarify the net worth standards of non-accredited investors listed in the Investor Suitability section of the Offering Circular and Section 3 of the Subscription Agreement (Exhibit C to the Offering Circular) as follows:

Investor Suitability (p. 15-16) of the Offering Circular:

Paragraph 3 of the Investor Suitability section of the Offering Circular is modified in part, as noted below, to clarify that non-accredited investor net worth determination of $70,000 referred to below excludes automobile, home, and home furnishings (no other changes were made to the section):

The Notes will be sold to a maximum of Five Hundred (500) non-accredited public investors who meet ONE the following conditions:

1.	A minimum annual gross income of seventy thousand dollars ($70,000) AND a minimum net worth of seventy thousand dollars ($70,000), exclusive of automobile, home and home furnishings; OR

2.	A minimum net worth of two hundred and fifty thousand dollars ($250,000), exclusive of automobile, home and home furnishings.

Exhibit C – Subscription Agreement - Net Worth Standards of Non-Accredited Investors

Section 3 is modified in part to clarify that non-accredited investor net worth determination of $70,000 referred to below excludes automobile, home and home furnishings (no other changes were made to the section):

The Notes will be sold to a maximum of five Hundred (500) non-accredited public investors who meet ONE the following conditions: (Please provide Purchaser’s initials next to the category the Purchaser meets below, by providing Purchaser’s initials, Purchaser warrants that such information is true, current, and accurate and Purchaser meets one of the conditions below)

3.	A minimum annual gross income of seventy thousand dollars ($70,000) AND a minimum net worth of seventy thousand dollars ($70,000), exclusive of automobile, home and home furnishings; OR

4.	A minimum net worth of two hundred and fifty thousand dollars ($250,000), exclusive of automobile, home and home furnishings.

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This Supplement is not complete without, and may not be delivered or used except in connection with, the Offering Circular, including the disclosures incorporated by reference therein and all amendments or supplements thereto. The information included in this Supplement modifies and supersedes, in part, the information contained in the Offering Circular. Any information that is modified or superseded in the Offering Circular shall not be deemed to constitute a part of the Offering Circular, except as so modified or superseded by this Supplement.

CF FUND may further amend or supplement the Offering Circular from time to time by filing additional amendments or supplements as required. You should read the entire Offering Circular, including the disclosure incorporated by reference therein, and any amendments or supplements carefully before you make an investment decision.

The Notes covered by the Offering Circular may only be purchased by investors who meet certain financial suitability requirements outlined in the Offering Circular and the disclosures incorporated by reference therein. This Supplement shall not constitute an offer to sell or the solicitation of an offer to buy, nor shall there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful, prior to registration or qualification under the laws of any such state.

NO FEDERAL OR STATE SECURITIES COMMISSION HAS APPROVED, DISAPPROVED, ENDORSED, OR RECOMMENDED THIS OFFERING. YOU SHOULD MAKE AN INDEPENDENT DECISION WHETHER THIS OFFERING MEETS YOUR INVESTMENT OBJECTIVES AND FINANCIAL RISK TOLERANCE LEVEL. NO INDEPENDENT PERSON HAS CONFIRMED THE ACCURACY OR TRUTHFULNESS OF THIS DISCLOSURE, NOR WHETHER IT IS COMPLETE. ANY REPRESENTATION TO THE CONTRARY IS ILLEGAL.

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SOLICITATION MATERIALS. THESE SECURITIES ARE OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.